Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Quigley Fine Wines LLC
1551 4th Avenue Suite #101
San Diego, CA 92101
www.quigleyfinewines.com

Up to $1,069,998.12 in Series B Common Membership Units at $1.08
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Quigley Fine Wines LLC
Address: 1551 4th Avenue Suite #101, San Diego, CA 92101
State of Incorporation: CA
Date Incorporated: December 15, 2009

Terms:

Equity

Offering Minimum: $9,999.72 | 9,259 shares of Series B Common Membership Units
Offering Maximum: $1,069,998.12 | 990,739 shares of Series B Common Membership Units
Type of Security Offered: Series B Common Membership Units
Purchase Price of Security Offered: $1.08
Minimum Investment Amount (per investor): $249.48

**Maximum Number of Units Offered subject to adjustment for bonus units See Bonus info below.*

<u>Investment Incentives*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first 5 days and receive 10% bonus shares

Early Bird Bonus

Invest within the first 12 days and receive 5% bonus shares

Amount-based:

$500+

3 celebratory bottles of our Classic Sparkling Wine. Automatic enrollment in our award-winning wine club with a 10% discount on the first shipment plus all the wine club benefits (1).

$1,000+

3 celebratory bottles of our Classic Sparkling Wine. Automatic enrollment to our award-winning wine club with all the benefits (1). First 3 bottle wine club shipment free of charge (2) + 5% bonus units.

$5,000+

6 celebratory bottles of our Classic/Reserve Sparkling Wine. Automatic enrollment to our award-winning wine club with all benefits (1). First 6 bottle wine club shipment free of charge (2) + 10% bonus units.

$10,000+

12 celebratory bottles of our Classic/Reserve Sparkling Wine. Automatic enrollment to our award-winning wine club with all benefits (1). First 6 bottle wine club shipment free of charge (2) + 15% bonus units.

$20,000+

12 celebratory bottles of our Classic/Reserve Sparkling Wine. Automatic enrollment to our award-winning wine club with all of its benefits. First two 6 bottle wine club shipments free of charge + 20% bonus units.

**All perks occur when the offering is completed.*

Wine Club Terms and Conditions

1. Wine club benefits include:

a. Private tours with all of our 32 vineyards in Italy, France, Spain, Australia and New Zealand.

b. Access to first offering of special wine. Invitations to exclusive events.

c. Access to library or other special bottlings not available to the public.

d. Free tastings at our San Diego tasting room.

2. In addition to the celebration bottles of sparkling wine. Wine club members can choose either 3, 6 or 12 bottles monthly or 6 or 12 bottles quarterly. Members can also choose white, red or mixed shipments. The membership can be cancelled free of charge after 3 months.

3. Quigley cannot ship wine to:

a. Kansas

b. Mississippi

c. South Dakota

d. Utah

e. Oklahoma

Investors will receive the highest single bonus they are eligible for among the bonuses

based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Audience-based:

Friends, family, wine club members, employees and customers receive 10% bonus units

The 10% StartEngine Owners' Bonus

Quigley Fine Wines, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine equity holders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Series B Common Membership Units at $1.08 / unit, you will receive 110 units of Series B Common Membership Units, meaning you'll own 110 units of Series B Common Membership Units for $108. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

Quigley Fine Wines, LLC ("Quigley" or the "Company") is a winemaker, importer, wholesaler, distributor, and retailer. We have a wine cellar in Paso Robles, California, and decades-long relationships with 30 vineyards in Italy, France, Spain, Australia, and New Zealand for which we are their exclusive U.S. importers. All of our wines are organic and sustainably- or biodynamically-grown.

We have licenses to ship the wine we produce to over 40 states and have 4 labels trademarked in the United States. Our business model consists of 5 current and developing profit centers.

1. Direct to Consumer (6000 customers in over 40 states)
2 Wine Club Memberships
3. Tasting Rooms (First one opened in downtown San Diego on June 16, 2021)
4. Travel Services
5. Wholesale

Competitors and Industry

Industry

The U.S. wine market size was estimated at USD $63.69billion in 2021 and was expected to reach USD 66.97 billion in 2022. The compound annual growth rate (CAGR) for the U.S. wine market is expected to grow at 6.8% from 2022 to 2030.

* https://www.grandviewresearch.com/industry-analysis/us-wine-market

Competitors

Our main competitor is Montesquieu Winery in San Diego, California. They have similar licensing but compete only in the Direct to Consumer wine sales.

Montesquieu (montesquieu.com) is a private company founded in the 1990s. They are approximately the same size as Quigley with the same number of employees. Quigley differs from Montesquieu in that we do not buy wine (juice) from the bulk markets and we do not change manufacturers' labels. A customer can visit any one of our vineyards. The majority of wines bottled by Montesquieu are bottled in large commercial industrial facilities.

Other indirect competitors are Naked Wines, Wine.com, and Winc. However, they are online, discount wine merchants. Quigley Fine Wines LLC sells high-quality wines from small family vineyards, never bulk, not discounted, and always the best.

Naked Wines, Wine.Com, and Winc are publicly traded companies. Like Montesquieu, the majority of their wines come from bulk markets and are manufactured in large industrial parks.

Current Stage and Roadmap

Current Stage

2022 is Quigley's 13th year of operation. We have been very successful in the DTC market with our 6000 customers throughout the US. Our current $3.6M, 2021 sales consist of wine consultants selling to elite clients, wine club memberships, and tasting room revenues.

Roadmap

Quigley is now expanding into wholesale, licensing tasting rooms, and travel services.

1. Wholesale - With our experience and exclusive vineyards we have the ability to pick the highest quality entry-level wines for the wholesale market. We intend to market these wines to restaurant groups and distributors throughout the United States.

2. Tasting Rooms - With our 3500 sf tasting room in downtown San Diego we are demonstrating that we can operate a successful tasting room capable of selling wine clubs, hosting events & dinners, and offering the highest quality wines to our guests. Our objective is to replicate this model through Franchising and Licensing agreements throughout the United States.

3. Travel Services - Our wine clubs have opened up a new opportunity to expand into travel services to our 32 vineyards in Italy, France, Spain, Australia, and New Zealand. We have successfully

The Team

Managers

Name: Brendan Quigley

Brendan Quigley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/Manager
  Dates of Service: December 09, 2009 - Present
  Responsibilities: Overseeing all functions of the company. Current salary is $260k/year

Name: Jeffrey Shapiro

Jeffrey Shapiro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Owner/Founder/Treasurer
  Dates of Service: December 09, 2009 - Present
  Responsibilities: Financials/Winemaker relations. Current salary is $150k/year

- **Position:** Manager
  Dates of Service: December 09, 2009 - Present
  Responsibilities: Manage the company's overall business strategy as well as its day-to-day operations

Name: Melissa Burkette

Melissa Burkette's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: May 01, 2011 - Present
  Responsibilities: Preparation of Financial Statements, Compliance and Financial Reporting

Name: Christina Quigley

Christina Quigley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Compliance

Name: Mary Shapiro

Mary Shapiro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Customer Relations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the membership units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or other equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results.

Additional membership units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of such membership units could be more advantageous to those investors than to the holders of Series B Common Membership Units. In addition, if we need to raise more equity capital from the sale of additional membership units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, offering products within the wine & beverage industry. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be operational Franchising tasting rooms, wholesale, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its members.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the development stage and have just begun our tasting rooms, wholesale & travel services. Delays or cost overruns in the development of our wholesale & travel services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated competitive hurdles, difficulties in manufacturing, changes to design and regulatory hurdles.

Minority Holder; Securities with No Voting Rights
The membership interest that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Quigley Fine Wines LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Quigley Fine Wines LLC could harm our reputation and materially negatively impact our financial condition and business.

Acts of God
Wine crops are subject to natural forces, such as fires, hails, frost, etc.

Government & State Regulation
The Company is subject to government and state regulation, which could be subject to change.

Tariffs
This industry is subject to current and potentially future tariffs on imported goods. The imposition of further tariffs may negatively impact profitability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Tennessee Extended Stay Properties LLC (Jeffrey & Mary Shapiro 100%)	6,667,000	Series A Common Membership Units	66.7%
Brendon Quigley & Christina Quigley	3,333,000	Series A Common Membership Units	33.3%

The Company's Securities

The Company has authorized Series A Common Membership Units, and Series B Common Membership Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 990,739 of Series B Common Membership Units.

Series A Common Membership Units

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per 1 unit

Material Rights

2.2. Conversion Option. The Company alternately may elect to convert any Series A Common Membership

Units subject to this Section to a Series B Common Membership Units.

First Right of Refusal Upon Triggering Event.

3.1. Execution. On the receipt of written notice by the Members of any Triggering Event as determined in good faith by the Board (and the Board foregoing its option to convert pursuant to Section 2.2 above), the Company shall have the option, for a period ending fifteen (15) calendar days following the determination of the purchase price under Section 1 of this Article, to elect to purchase any or all of the Series A Common Membership Units from the selling Member, at the price and on the terms set forth in Section 1 of this Article, by giving written notice to the selling Member and all the other Members holding Series A Common Membership Units stating the amount of Series A Common Membership Units to be purchased. Thereafter, the other

Members holding Series A Common Membership Units, shall then have the option, for a period of fifteen (15) days, to purchase any or all of the Series A Common Membership Units not purchased by the Company on a pro rata basis based on the amount of Series A Common Membership Units held by them (and excluding the Series A Common Membership Units held by the selling Member and the Members not electing to purchase), on the same terms and conditions as apply to the Company by giving written notice to the selling Member, the Company, and all the other Members holding Series A Common Membership Units stating the amount of Series A Common Membership Units to be purchased.

3.2. Maximum Purchase Election Permissible. It shall be permissible for a written notice given by a purchasing Member under this Section to indicate that a purchasing Member elects to purchase the maximum number of Series A Common Membership Units that such Member shall be entitled to purchase, instead of indicating a specific number of Series A Common Membership Units.

Priority of Distributions. Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution or Capital Account balance, with respect to distributions or with respect to allocations of profits, losses, income, gain, losses, deductions, credits, or items thereof.

Series B Common Membership Units

The amount of security authorized is 1,287,963 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Common Membership Units.

Material Rights

There are no material rights associated with Series B Common Membership Units.

What it means to be a minority holder

As a minority holder of Quigley Fine Wines LLC, the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.
If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $3,682,924, about flat compared to fiscal year 2020 revenue of $3,612,781. Both years were rather challenging with all of the COVID-related issues. In the first several months of 2020, we experienced 25% tarrif's on all French and Spanish wines and in June 2020, The State of California ordered that all restaurants, bars and tasting rooms be closed resulting in the loss of revenue for 6 months in 2020 and 6 months in 2021. Quigley's core business and customer base remained stable during this time period.

Cost of sales

Cost of sales in 2021 was $2,334,932, a decrease of approximately $75,000, from costs of $2,409,325 in fiscal year 2020. The reduction was largely due to an increase in higher-margin direct-to-consumer domestic sales, and a shift from higher commission sales to lower commission wine club sales.

Gross margins

2021 gross profit increased by $143,000 over 2020 gross profit and gross margins as a percentage of revenues increased from 33.3% in 2020 to 36.6% in 2021. This improved performance was caused by a shift from higher-margin wine club sales and a decrease in lower-margin wine consultant sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and licenses, research, logistics, and shipping. Approximately $100,000 of this increase between 2021 and 2020 was due to increased logistics and shipping costs.

Historical results and cash flows:

Quigley expects to be more profitable in the future due to a shift in sales towards wine clubs, the licensing of tasting rooms, and our expansion into the travel business. Cash flow will improve with our wholesale business which will allow us to hand inventory off to distributors and use our terms with our suppliers to get a much higher return on investment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Quigley currently has a $150,000 line of credit with California Bank & Trust. Quigley's

owners are willing to loan additional proceeds if necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used to expand into new areas. Quigley's core business generates enough cash to continue at it's current level.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As the company is currently profitable, the funds of this campaign are not necessary for the viability of the company. All of the funds will be used for growth opportunities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum amount we will use the funds to grow and not to maintain the business. Quigley is a stable company. We had two difficult years due to the challenges of COVID, mandatory shutdowns and logistics. All of these issues have begun to ease. The expenses that have most increased due to COVID are our shipping costs and our cost for glass (Ukraine war and shipping related). The company will continue with or without these funds and can operate indefinitely based on current profitability.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding goal will allow us to continue to grow and weather the increased expenses for shipping and raw materials for bottling wines. The funds are not necessary for the continuation of the business and the business can operate indefinitely based on current profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Quigley will continue to raise capital as needed through StartEngine. We also have an additional line of credit avaialable. Further, we will consider other funding options if necessary.

Indebtedness

- **Creditor:** Tennessee Extended Properties LLC
  Amount Owed: $1,756,829.00
  Interest Rate: 10.0%
  Maturity Date: July 30, 2040

- **Creditor:** Brendan Quigley
  Amount Owed: $130,000.00
  Interest Rate: 10.0%
  Maturity Date: July 29, 2040

- **Creditor:** California Bank & Trust
  Amount Owed: $30,000.00
  Interest Rate: 7.5%
  Maturity Date: December 31, 2022
  Debt is personally guaranteed by Jeff Shapiro and Brendan Quigley

- **Creditor:** California Bank and Trust (Line of Credit)
  Amount Owed: $150,000.00
  Interest Rate: 9.25%
  Maturity Date: February 09, 2025
  Interest Rate: variable WSJ Prime plus 3.75, and current rate is 9.25.

Related Party Transactions

- **Name of Entity:** TN Extended Stay Properties LLC
  Names of 20% owners: Jeffrey & Mary Shapiro
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Owners of Office and Tasting Room Space. Rent to Quigley for $5,550/month
  Material Terms: Rental of office space for $5,550/month

- **Name of Entity:** Brendan Quigley
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan
  Material Terms: 10% interest Loan, payable monthly

- **Name of Entity:** Brendon Quigley
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to Company
  Material Terms: 10% Loan as described in indebtedness section

- **Name of Entity:** TN Extended Stay Properties LLC
  Names of 20% owners: Jeffrey and Mary Shapiro

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan to the company
Material Terms: 10% interest loan as described in Indebtedness section

Valuation

Pre-Money Valuation: $10,800,000.00

Valuation Details:

The Company has calculated its pre-money valuation based on an analysis of several factors:

Fully-Diluted Unit Calculation

The pre-money valuation was calculated based on the currently issued amount of units fully diluted (1M) multiplied by our price per unit ($1.08), producing a pre-money valuation of $10,800,000.

Price/Earnings Ratio

We have based our $10.8M valuation on 3 times our annual 2021 sales of $3.6M, which were consistent with our 2019 sales. Our average sales per direct employee is $450,000 which is above industry and our valuation is approximately 30 times EBITA.

The wine industry is considered a "Life Style" business and attracts investors who will pay higher than traditional multiples. For example: Robert Mondavi sold to Constellation for a 50% premium over their share price.

Comparable Competitors

Quigley is one of just a handful of wine companies with an Importer, Distributor, Retailer, and Wine Maker license, making it very difficult to enter this field of business. We have an established client and revenue base, which has been developed over the last 13 years.

Management's Experience & Prior Successes

Brendan Quigley, Co-Owner has over 20 years of experience in the wine business, beginning his career at Montesquieu winery and working through all levels of management before starting Quigley with his wife, Christina, and Jeff and Mary Shapiro. Brendan is a member of the prestigious Jurade Wine Society, the oldest wine society in France. He was inducted based on his lifelong contributions to the wine industry. Christina Quigley has over 20 years in the wine business also working for Montesquieu.

The Founders/Co-Owner of Quigley, Jeff and Mary Shapiro, were also inducted into the Jurade in 2021 for their work in making Quigley the #1 Small Family Importer in

the world.* Before Quigley Fine Wines, Jeff was the Founder of Dart Helicopter Services LLC (now Dart Aerospace), which is currently the largest Helicopter Accessory Company in the World.

*https://www.cntraveler.com/story/best-wine-subscriptions

Conclusion

Based on our analysis of the above factors, we believe that our pre-money valuation of $10,800,800 is both accurate and reasonable.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all Series A Common Membership Units are converted to Series B Common Membership Units; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no units reserved for issuance under an equity plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,998.12, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  40.0%
  We will use most of this to expand our tasting room and open a second tasting room. And 10% will be used to reduce debt.

- *Marketing*
  6.5%
  We will use the proceeds to digitally market our wine clubs and on-line sales using instagram, facebook and TikTok

- *Company Employment*
  20.0%
  We will use 30% for additional personnel including; Wholesale Distribution Manager, Human Resource Director, Tasting Room personnel.

- *Legal Fees*
  10.0%
  We will use 10% for Legal Fees to obtain our Franchise licensing.

- *Inventory*
  20.0%
  20% will be used for wholesale/retail wine inventory to support our growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.quigleyfinewines.com (www.quigleyfinewines.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/quigleyfinewines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Quigley Fine Wines LLC

[See attached]

Quigley Fine Wines, LLC (the "Company") a California Limited Liability Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Quigley Fine Wines, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 29, 2022
Vincenzo Mongio

Quigley Fine Wines, LLC
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	109,246	36,319
Prepaid Expenses	37,717	71,948
Inventory	687,436	530,977
Total Current Assets	834,399	639,244
Non-current Assets		
Furniture and Equipment, net of Accumulated Depreciation	37,802	38,164
Total Non-Current Assets	37,802	38,164
TOTAL ASSETS	**872,201**	**677,408**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	321,241	57,042
Credit Card Payable	43,871	-
Payroll Liabilities	3,191	1,061
Sales Tax Payable	33,060	60,191
Accrued Interest	4,625	4,454
Total Current Liabilities	405,988	122,748
Long-term Liabilities		
Notes Payable - Related Parties	1,886,829	1,886,829
Line of Credit	30,000	149,778
Total Long-Term Liabilities	1,916,829	2,036,607
TOTAL LIABILITIES	**2,322,817**	**2,159,355**
EQUITY		
Member Equity	(1,525,818)	(1,355,567)
Member Contribution	3,000	-
Net Income/(Loss)	72,202	(126,380)
Total Equity	(1,450,616)	(1,481,947)
TOTAL LIABILITIES AND EQUITY	**872,201**	**677,408**

Quigley Fine Wines, LLC
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	3,682,924	3,612,781
Cost of Revenue	2,334,932	2,409,325
Gross Profit	1,347,992	1,203,456
Operating Expenses		
Salary Expense	992,922	913,687
Rent and Lease	167,970	161,450
Advertising Expense	80,373	66,279
Tax Expense	84,199	43,600
Utilities	34,685	38,444
Professional	17,994	9,808
Meals & Entertainment	18,826	18,436
Repairs and Maintenance Expense	17,508	19,328
General and Administrative	48,423	46,342
Depreciation	32,194	56,667
Total Operating Expenses	1,495,094	1,374,041
Operating Income (loss)	(147,102)	(170,585)
Other Income		
Other	456,935	310,700
Total Other Income	456,935	310,700
Other Expense		
Guaranteed Payments	42,500	42,143
Interest Expense	191,946	224,080
Other	3,185	272
Total Other Expense	237,631	266,495
Net Income (loss)	72,202	(126,380)

Quigley Fine Wines, LLC
Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	104,396	(127,421)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	56,667
Amortization	-	1,041
Prepaid Expenses	34,231	(65,375)
Inventory	(156,459)	253,627
Accounts Payable	264,199	(220,901)
Payroll Liabilities	2,130	(1,825)
Sales Tax Payable	(27,131)	40,121
Accrued Interest	171	4,454
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	117,141	67,809
Net Cash provided by (used in) Operating Activities	221,537	(59,612)
INVESTING ACTIVITIES		
Furniture and Equipment	(31,832)	(37,800)
Net Cash provided by (used by) Investing Activities	(31,832)	(37,800)
FINANCING ACTIVITIES		
Debt Issuances	-	103,800
Debt Payments	(119,778)	-
Member Contribution	3,000	-
Net Cash provided by (used in) Financing Activities	(116,778)	103,800
Cash at the beginning of period	36,319	29,931
Net Cash increase (decrease) for period	72,927	6,388
Cash at end of period	109,246	36,319

Quigley Fine Wines, LLC
Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	**-**	**-**	**(764,250)**	**(764,250)**
Net Income (Loss)	-	-	(127,421)	(127,421)
Ending Balance 12/31/2019	**-**	**-**	**(891,671)**	**(891,671)**
Capital Contributions	3,000	-	-	3,000
Net Income (Loss)	-	-	104,396	104,396
Ending Balance 12/31/2020	**3,000**	**-**	**(787,275)**	**(784,275)**

Quigley Fine Wines, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Quigley Fine Wines LLC ("the Company") was formed in California on December 15th, 2009. The Company is an importer, distributor and retailer of imported and domestic wine. The Company's headquarters are in San Diego, California. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates in three different ways; 1) product sales, in which the performance obligations is the delivery of the wine, which is prepaid via credit card. Revenue for product sales is recognized at the time of payment and delivery typically happens within seven days. Coincident with revenue recognition, the Company recognizes any returns or approved refunds when the credit card refund is issued.

The Company recognizes 2) subscription sales beginning in 2022. Payments are generally collected monthly or quarterly depending on the wine club subscription chosen by the customer. The Company's primary performance obligation is delivery of the wine. There was no deferred revenue for 2020 or 2021.

The last way the Company generates revenue 3) is tasting room sales. The Company operates a Tasting Room in downtown San Diego, which functions as a sales office and an internal event venue. Income received from the sale of wine and food is recognized immediately as the performance obligation is fulfilled.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

	2020	**2021**
Furniture and Equipment	94,537	126,368
Accumulated Depreciation	(56,373)	(88,566)
Fixed Assets, Net	**38,164**	**37,802**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Other Income

The Company received $310,700 and $456,935 in Paycheck Protection Program funds which had no obligation for repayment for the years ended December 31, 2020 and 2021, respectively.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leases an office building from a member with monthly payments in the amount of $5,565; this member owns 66.67% of Quigley Fine Wines.

As of December 31, 2021 the Company had extended an option to purchase to related parties for 16 2/3% ownership interest that expires December 31, 2025 for consideration of $25,500 for each 1% purchased.

See Note 5 – Debt for related parties notes loans.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Notes Payable – Related Parties – The Company has entered into a note agreement with both officers for the purposes of funding operations. The interest on the notes were 10% with the principal amount to be repaid at the demand of the older prior to conversion with maturities ranging from 2025-2027. Payment is required if demanded by the holder at maturity. The balance of these loans was $1,886,829 for both years under review.

Line of Credit – In November 2018, the Company entered into a line of credit agreement for $150,000, the loan has a minimum interest rate of 7% and a maturity date of February 9, 2025. The loan is collateralized by a security interest in the Company's deposit accounts. This loan is personally guaranteed by both Company owners. Interest only payments are required. The balance of this loan was $30,000 and $149,778 as of December 31, 2021, and 2020, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	$1,916,829

NOTE 6 – EQUITY

The Company has an LLC with a single class of interest.

Voting: There are two owners with equal (50%) voting rights.

Distributions: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Dissociation of Members: A member may dissociate from the Company at any time by giving Notice of Dissociation to all other Members at least 180 calendar days before the effective date of dissociation. Dissociation shall not release a Member from any obligations and liabilities under this agreement accrued or incurred before the effective date of dissociation. A dissociating member shall divest such dissociating Member's entire Membership interest as it existed before the effective date of dissociation, in accordance with the transfer restrictions and option rights set forth below.

Dissolution: The members shall engage in no further business other than that necessary to wind up it's business and affairs. The members winding up the Company's affairs shall give written notice of the commencement of winding up by mail to all known creditors and claimants against the Company. After paying or adequately providing payment of all known debts of the Company (except debts owing to members) the remining assets of the Company shall be distributed or applied in the following order of priority:

a. To pay liquidation expenses
b. To repay outstanding loans to members. If there are insufficient funds to pay those loans in full, each member shall be repaid in the ratio that the member's respective loan(s), together with accrued and unpaid interest.

If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of any member, the member shall have no recourse against any other members for indemnification, contribution or reimbursement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 29, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized a loss in 2020 and would have realized a loss in 2021 had it not received PPP funds and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Quigley Fine Wines LLC

Sharing Family-Made Wines with Global Consumers


Quigley
Sharing Family-Made Wines
With Global Consumers

Website | San Diego, CA | FOOD & BEVERAGE

$0.00 raised

0 Investors	$10.8M Valuation
$1.08 Price per Share	$249.48 Min. Investment
Units Security Type	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Quigley Fine Wines LLC is a winemaker, importer, wholesaler, distributor, and retailer bringing fine wines from small family winemakers into the mainstream US market. Many of our wines are organic and almost all of them are produced with sustainably grown grapes.. We are in-market, distributing through a combination of direct-to-consumer sales, our wine club, our tasting room in San Diego, and anticipating our upcoming entrance into wholesale distribution. We work with winemakers who share our values of sustainability to bring the best quality wines to our customers at reasonable prices.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Each of our fantastic wines comes with a family and a story, but without our distribution they would have no way of reaching U.S. markets. Over the last 13 years, we have changed that. We are winemakers and have relationships with over 30 vineyards in Italy, France, Spain, Australia and New Zealand. To enhance our customer's experience, we offer a travel service which allows our wine-club members to visit any of these vineyards.
- U.S. wine sales grew by 16.8% in 2021, and online food and beverage distribution is predicted to grow at a rate of 20% in the next two years (Source | Source).
- We have been recognized by Conde Nast International as the best small family wine importer, and as one of the top nine wine clubs in the world (Source). In September 2021, we were inducted into the Jurade Society, the oldest wine society in France.

OVERVIEW

Bringing Small Family Wines Into The U.S. Market


one of the
top nine
wine clubs
in the world

Source

At Quigley Fine Wines, we believe the best small, family-operated wines from around the world should be available to wine lovers everywhere, at a good value. We go off the beaten path to distribute organic, sustainable wines at prices that benefit consumers, importers, distributors, and retailers.

We have a wine cellar in Paso Robles, relationships with over 30 vineyards in Italy, France, Spain, Australia, and New Zealand, exclusive U.S.-importation partnerships around the world, and our first tasting room in San Diego.

THE PROBLEM & OUR SOLUTION

Distributing The Best Undiscovered Wines From Around The World

Most wine clubs and wine tours tend to highlight the same big wine brands. However, some of the best wines are far off the beaten path, made by small family-run operations who have passed down their trade through generations. Too often, these incredible wines have no way of reaching U.S. consumers.


Tradition & Sustainability

We bring these wines to mainstream US markets through our licenses which allow us to sell our wines to 43 states. All of our wines are sustainably grown, with no added chemicals or pesticides. We refrigerate the wines throughout transportation to ensure our customers have a tasting experience as if they were in the vineyard.

THE MARKET & OUR TRACTION

A Growing Online Market & Press Recognition

The food and beverage industry is the fastest growing category in online retail, with a projected CAGR of 20% over the next two years (Source). Direct-to-consumer wine sales alone account for 23% of this revenue. In fact, US wine market sales were up 16.8% in 2021 and are predicted to continue to grow (Source).


We have been recognized by
CONDE NAST

Source

We were recognized by Conde Nast as the best small family importer in the world, as well as one of the top 9 wine clubs (Source). We're not just a wine company. We are a wine experience. Together with our imported wines, we own four trademark labels working with winemakers in Napa, Sonoma, Anderson and the Willamette Valley. Recently, we launched our first tasting room in San Diego to give our consumers the most authentic experience possible.

WHY INVEST

Changing The Way Consumers Discover Wine



As online wine sales continue to climb, we are proud to be recognized as one of the top wine clubs in the world. We are driven by our mission to connect consumers to the sustainable, organic, family-made wines that they never would have found on their own. As we grow, we hope to open new tasting rooms across the country and launching wholesale distribution.

Join us as we bring some of the highest quality family wines in the world into the US marketplace.

In the Press

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Meet Our Team



Brendan Quigley

President/Manager

Brendan Quigley is the President and co-owner of Quigley Fine Wines. He and his wife Christina began Quigley Fine Wines in 2010 after working in the wine business for 12 years. It was in these early days of the wine industry that Brendan discovered that he had an exceptionally good palate, and the rare ability to discern the most intricate nuances in a wine. That talent combined with his love of winemaking, travel, geography and terroir, along with sincere people skills, has made QFW what it is today.

Upon founding QFW, Brendan and Christina's mission was to be able to import the small, family owned wineries from Italy, France and Spain that they had fallen in love with during their visits to Europe, and to be able to share the many stories from the winemakers with our customers. His business partners, Jeff and Mary Shapiro, shared this same passion. They decided they would sell these wines direct to the consumer here in the US, rather than through the normal supply chain of Importer – Wholesaler – Retailer – Consumer, where these stories are so often lost.

Brendan and Christina have two children, and when not at the tasting room, they are most likely coaching their kid's sports teams, enjoying the beach or travelling to the East Coast to visit family in their free time.



Jeffrey Shapiro

Owner/Founder/Manager

Jeff Shapiro is a founder and co-owner of Quigley Fine Wines.

Jeff's career spans over 40 years in the helicopter and wine industry. He was President & General Manager of a major division of Bell Helicopter before founding Dart Helicopter Services LLC (now named Dart Aerospace) which became the world's largest helicopter accessory company. Jeff sold Dart in 2011. In 2009, Jeff & Mary founded Quigley Fine Wines, when on a trip to Italy, they discovered that the best Italian wines were not being exported to the United States due to American importers focus only on quantity and price. Jeff is a commercial helicopter pilot and the author of 9 books. More can be learned about Jeff on his website at:

jeffreymarkshapiro.com



Mary Shapiro

Owner/Founder/Manager

Mary has been a key component in Quigley Fine Wines over the last 13 years, working continually with our 34 International vineyards and their families. She is known as the "Ambassador" of Quigley maintaining and developing each relationship. Together, Mary and Jeff visit each vineyard on a 3 year cycle, maintaining relationships and are always on the hunt for new wines that fit the Quigley profile.



Christina Quigley

Owner/Manager

Christina is co-owner of Quigley Fine Wines. She began her career in the wine industry in 2001, where she also met Brendan. Together they developed a strong understanding of the wine business and a passion for the small, boutique, fine wines of the world. Over the years, Christina gained experience in many facets of the wine industry, from sales and marketing, to compliance and logistics, and everything in between.

When the opportunity to start Quigley Fine Wines with Jeff and Mary was presented in 2009, they did not hesitate. Christina was pregnant with their first child at the time - so the years to follow were a whirlwind - but she was able to continue to add her expertise in some of the more intricate components of the wine business, and help build the company they have today while maintaining her focus on their two children.



Melissa Burkette

Controller

Melissa Burkette has been with Quigley Fine Wines for 11 years and is the company Controller. Melissa is a native of Elizabethton, TN and currently resides in Johnson City, TN. She is a graduate of East Tennessee State University with a BBA in Accounting. She is married to Dr. Gary Burkette, a retired professor. When not working, her hobbies are traveling, reading, crafting, and spending time with family, especially the grandchildren!

Offering Summary

Company	Quigley Fine Wines LLC
Corporate Address	1551 4th Avenue Suite #101, San Diego, CA 92101
Offering Minimum	$9,999.72
Offering Maximum	$1,069,998.12
Minimum Investment Amount (per investor)	$249.48

Terms

Offering Type	Equity
Security Name	Series B Common Membership Units
Minimum Number of Shares Offered	9,259
Maximum Number of Shares Offered	990,739
Price per Share	$1.08
Pre-Money Valuation	$10,800,000.00

**Maximum Number of Units Offered subject to adjustment for bonus units See Bonus info below.*

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first 5 days and receive 10% bonus shares

Early Bird Bonus

Invest within the first 12 days and receive 5% bonus shares

Amount-based:

$500+

3 celebratory bottles of our Classic Sparkling Wine. Automatic enrollment in our award-winning wine club with a 10% discount on the first shipment plus all the wine club benefits (1).

$1,000+

3 celebratory bottles of our Classic Sparkling Wine. Automatic enrollment to our award-winning wine club with all the benefits (1). First 3 bottle wine club shipment free of charge (2) + 5% bonus units.

$5,000+

6 celebratory bottles of our Classic/Reserve Sparkling Wine. Automatic enrollment to our award-winning wine club with all benefits (1). First 6 bottle wine club shipment free of charge (2) + 10% bonus units.

$10,000+

12 celebratory bottles of our Classic/Reserve Sparkling Wine. Automatic enrollment to our award-winning wine club with all benefits (1). First 6 bottle wine club shipment free of charge (2) + 15% bonus units.

$20,000+

12 celebratory bottles of our Classic/Reserve Sparkling Wine. Automatic enrollment to our award-winning wine club with all of its benefits. First two 6 bottle wine club shipments free of charge + 20% bonus units.

**All perks occur when the offering is completed.*

Wine Club Terms and Conditions

1. Wine club benefits include:

a. Private tours with all of our 32 vineyards in Italy, France, Spain, Australia and New Zealand.

b. Access to first offering of special wine. Invitations to exclusive events.

c. Access to library or other special bottlings not available to the public.

d. Free tastings at our San Diego tasting room.

2. In addition to the celebration bottles of sparkling wine. Wine club members can choose either 3, 6 or 12 bottles monthly or 6 or 12 bottles quarterly. Members can also choose white, red or mixed shipments. The membership can be cancelled free of charge after 3 months.

3. Quigley cannot ship wine to:

a. Kansas

b. Mississippi

c. South Dakota

d. Utah

e. Oklahoma

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Audience-based:

Friends, family, wine club members, employees and customers receive 10% bonus units

The 10% StartEngine Owners' Bonus

Quigley Fine Wines, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine equity holders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Series B Common Membership Units at $1.08 / unit, you will receive 110 units of Series B Common Membership Units, meaning you'll own 110 units of Series B Common Membership Units for $108. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Brendan Quigley (Voice Over): Have you ever stumbled upon amazing wines when traveling, only to find that they're not available in the U.S.? We have. That's exactly how our business was born.

Brendan (Face to Camera): We are Quigley Fine Wines, a vineyard-to-table wine company that sources hidden gem wines from around the world and arranges to have our clients visit our wineries themselves. Wine aficionados know a good bottle when they see ours. Conde Nast International recognized us as the best family importer in the world in 2020. They've also been named our Wine Club as one of the 9 best in the world. We are one of the only companies with an import, distributor, retailer, and winemaker license, so we can get our wines to more customers throughout 42 states. And we believe the market is hot. Total wine shipments rose over 31% since 2020 to $4.2 billion in 2021, and it's still on the rise.

Jeff Shapiro (Face to Camera): Some big name wine labels use fillers to imitate tannins or tea bags of wood chips to simulate oak barrels. Commercial winemakers often add preservatives so wines last through the shipping process. We don't cut corners, and neither do our winemakers. Many of our wines are organic and almost all of them are produced with sustainably grown grapes. If any wine isn't up to our standard, we just don't buy it. It's that simple.

Mary Shapiro (Face to Camera): We connect winemakers with wine drinkers, sharing the stories and rich history of each property through experiences like private tours and wine-tastings. My husband and I frequent our wineries and are greeted with old world hospitality. Our customers get the same special treatment when they visit.

Lucrezia (Voice Over): My family has been making wine on this land for 65 generations, honoring tradition and good wine. And we proudly partner with Quigley.

Brendan Quigley (Voice Over): As the palette of Quigley, I always look for "wow factor" wines, tasting 70 before selecting one to add to the portfolio.

Christina Quigley (Face to Camera): Here at Quigley Fine Wines, we're all about the quality, community, and experience of sharing great wines.

Brendan Quigley (Voice Over): Join us today. Be a part of connecting some of the best family owned and operated vineyards with wine lovers around the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

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investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF QUIGLEY FINE WINES LLC

A California Limited Liability Company

August 4, 2022

TABLE OF CONTENTS

OPERATING AGREEMENT
OF
QUIGLEY FINE WINES LLC

THIS OPERATING AGREEMENT (the "Agreement") is entered into as of the date on the cover page hereto by and between the parties listed on Exhibit A (referred to individually as a "Member" and collectively as the "Members") with reference to the following facts:

WHEREAS, the Members desire to operate a limited liability company (the "Company") under the California Revised Uniform Limited Liability Company Act (the "Act"); and

WHEREAS, the Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein, the Members agree to associate themselves for the purposes and upon the terms and conditions set forth herein.

ARTICLE I – DEFINITIONS

1. Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in the Act.

   1.1. "Affiliate" of a Member means (1) any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

   1.2. "Capital Account" means, with respect to any Member, the account maintained and adjusted in accordance with Article III, Section 4 hereof.

   1.3. "Capital Contribution" means, with respect to any Member, the amount of the money and the fair market value of any property (other than money) contributed by a Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to in accordance with Reg. Section 1.704-1(b)(2)(iv)(b)) in exchange for Membership Interest. A Capital Contribution shall not be deemed a loan.

   1.4. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

   1.5. "Encumbrance" means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

   1.6. "Family Member" means a spouse, parent, sibling (including half-siblings), in-law, child or grandchild, in each case whether natural, adopted or in the process of adoption.

   1.7. "Member" means an initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

1.8. “Membership Interest” is the percentage of outstanding and issued equity in the Company held by a Member, as measured by the number of Membership Units held by that Member relative to the total number of Membership Units that are issued and outstanding, without regard to class or series.

1.9. “Membership Unit” is a unit of equity ownership of the Company, which may be of a certain series and/or class of ownership, with rights and restrictions defined hereunder. All Membership Units have the same proportional rights and restrictions unless expressly defined hereunder. For avoidance of doubt, Series B Common Membership Units have no Voting Interest.

1.10. “Person” means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.11. “Proceeding” means any threatened, pending, or completed action, arbitration, hearing, investigation, litigation, suit or proceeding, whether civil, criminal, administrative, judicial or investigative, by or before a governmental or quasi-governmental authority or an arbitrator.

1.12. “Proxy” means the grant of authority to a third-party Person to exercise a Member’s Voting Interest, in part or in whole.

1.13. “Regulations” or “Reg.” means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.14. "Transfer" or "Transferred" means any sale, assignment, transfer, conveyance, pledge, hypothecation, or other disposition voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order, or other similar sale or seizure by legal process) of all or any portion of any Membership Interest or Transferable Interest.

1.15. “Transferable Interest” means the right, as originally associated with a Person's capacity as a Member, to receive distributions from Company in accordance with the Agreement, whether or not the Person remains a Member or continues to own any part of the right.

1.16. “Transferee” means a Person to which all or part of a Transferable Interest or Membership Interest have been transferred, whether or not the transferor is a Member.

1.17. “Voting Interest” means, with respect to a Member, the right to vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. Unless otherwise agreed to, the Voting Interest shall be directly proportional to the Member’s Membership Interest.

[the remainder of this page has been intentionally left blank]

ARTICLE II – ORGANIZATION

1. *Articles Filed.* On December 15, 2009, the Articles of Organization were filed in the office of the Secretary of State of California in accordance with and pursuant to the Act. On June 27, 2022 the Company approved its intent to file an Amendment to its Articles of Organization intended to reflect that the Company shall be managed by "more than one Manager."

2. *Company Name.* The name of the Company is Quigley Fine Wines LLC.

3. *Principal Executive Office.* The principal executive office of the Company is at 1551 4th Avenue, #101, San Diego, CA 92101, or such other place or places as may be determined by the Board (as defined in Article V) from time to time.

4. *Purpose.* The Company is authorized to transact any and all lawful business for which a limited liability company may be organized under the law of the State of California that is incident, necessary and appropriate to accomplish the foregoing.

5. *Limited Liability Company.* The Members intend the Company to be a limited liability company under the Act. Neither the Board nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

6. *Term.* The term of existence of the Company commenced on the effective date of filing of the Articles of Organization with the California Secretary of State and shall continue indefinitely unless sooner terminated by the provisions of this Agreement or as provided by law.

7. *Members.* The names and addresses of the Members and the Membership Units held by them, are as set forth in Exhibit A attached hereto.

8. *Registered Agent.* The Company's initial registered office and initial registered agent shall be as provided in the Articles of Organization. The registered office and registered agent may be changed from time to time by the Board by filing the address of the new registered office and/or the name of the new registered agent pursuant to the Act.

9. *Personal Liability.* Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

10. *Non-Competition.* Each holder of Series A Common Membership Units agrees that as long as it is the owner, or in control of, any of the Company's Membership Interest, and for two (2) years thereafter, such holder will not be employed, concerned, or financially interested, either directly or indirectly, in the same or a similar business as that conducted by the Company, or compete with the Company. However, it is not a breach of this Agreement for any Member to own, as a passive investment, not more than five percent (5%) of the outstanding stock of any publicly held company engaged in the business of the Company, as defined herein.

[the remainder of this page has been intentionally left blank]

ARTICLE III – CAPITAL AND CAPITAL CONTRIBUTIONS

1. *Classes of Membership Units.* There shall be one class of Membership Units with two series: Series A Common Membership Units and Series B Common Membership Units. The Board of Managers may designate additional series of Common Membership Units and/or Preferred Membership Units and all rights and restrictions thereto and/or authorize additional Membership Units in each series or class.

    1.1. *Regulation CF Capital Raise.* On June 22, 2022, the Members approved engagement in a Regulation Crowdfunding Offering for up to $5,000,000 (the "Member Resolution"). The Board has elected to offer investors Series B Common Membership Units up to $1,070,000 through Regulation CF at a $10,800,000 pre-money valuation. The Members have also approved the issuance of certain bonus Membership Units pursuant to investment conditioned upon meeting certain conditions that could result in a maximum of an additional thirty percent of Membership Units being issued. Thus, the Company has approved the issuance of 990,741 Series B Common Membership Units at a purchase price of $1.08 per Series B Common Membership Unit with an additional 297,222 approved to be issued pursuant to the bonus contingencies outlined in the Member Resolution.

    The total number of Membership Units authorized by the Company by class and series as of the date of this Agreement are as follows:

    Series A Common Membership Units: 15,000,000
    Series B Common Membership Units: 1,287,963

2. *Additional Capital Contributions.* No Member shall be obligated to make an additional Capital Contribution without their consent.

3. *Board Consent Required.* No Member may make any additional Capital Contribution without the written consent of the Board.

4. *Capital Accounts.* An individual Capital Account for each Member shall be maintained and adjusted in accordance with the following provisions:

    4.1. A Member's Capital Account shall be increased by (i) the amount of any cash and the fair market value of any property contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), (ii) the amount of income or profits allocated to such Member.

    4.2. A Member's Capital Account shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of its ownership interest), (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

    4.3. No Member shall be obligated to restore any negative balance in its Capital Account. No Member shall be compensated for any positive balance in its Capital Account except as otherwise expressly provided herein. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704-1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations. The Members agree that the initial Capital Accounts of the Members on the date hereof are as set forth in Exhibit A.

4.4. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Reg. Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

5. *Withdrawal of Capital Contribution.* A Member shall not be entitled to withdraw any part of the Member's Capital Contribution, whether of money or property, from the Company except as provided in this Agreement.

6. *No Interest.* No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

7. *Priority of Distributions.* Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution or Capital Account balance, with respect to distributions or with respect to allocations of profits, losses, income, gain, losses, deductions, credits, or items thereof.

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ARTICLE IV – ALLOCATIONS AND DISTRIBUTIONS

1. *Allocation of Profits and Losses.* Profits and losses shall be allocated among the Members in accordance with their Membership Interests. Any special allocations necessary to comply with the requirements set forth in IRC Section 704 and the corresponding Regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, shall be made if the Board deems these actions to be appropriate.

2. *Distributions.* Subject to applicable law and any limitations elsewhere in this Agreement, the Board shall have the sole discretion to determine the amount and timing of all distributions of cash or other assets by the Company. Except as otherwise provided in this Agreement, all distributions shall be made to all of the Members, in accordance with the profit and loss allocation articulated in Section 1 hereunder.

    2.1. *Exception: Tax Distribution.* Within ninety (90) days of the end of each fiscal year or such later date at which the Company's accountants have completed their tax preparation for the Company, the Company shall, to the extent it is able without creating a material risk of default of other obligations, make a distribution to each holder of Membership Units in an amount necessary to cover any taxes due from such holder of Membership Units to federal, state or local tax authorities, as a result of his/her/its holding Membership Units of the Company.

3. *Holders of Record.* All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Board may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Board nor the Members shall incur any liability for making distributions.

4. *Form of Distributions.* No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

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ARTICLE V – MANAGEMENT

1. *Powers of the Board of Managers.* The Company will be manager-managed. Except for situations in which the approval of the Members is expressly required or except as otherwise required under this Agreement, the Board of Managers (the "Board") shall have all authority, rights and powers conferred by law and those required or incident to the management of the Company's business, which, by way of illustration but not by way of limitation, shall include the right, authority and power to:

    1.1. Manage the day-to-day operation of the business of the Company;

    1.2. Enter into such contracts and agreements as the Board determines to be reasonably necessary or appropriate in connection with the Company's business and purpose (including contracts with Affiliates of the Board or Members), and any contract of insurance that the Board deems necessary or appropriate for the protection of the Company, the Members and the Board, including errors and omissions insurance, for the conservation of Company assets, or for any purpose convenient or beneficial to the Company;

    1.3. Employ Persons in the operation and management of the business of the Company and determine any wages to be paid to any such individual, whether a Member, Manager, employee, or otherwise;

    1.4. Prepare or cause to be prepared reports, statements, and other relevant information for distribution to the Members;

    1.5. Open accounts and deposits and maintain funds in the name of the Company in banks, savings and loan associations, "money market" mutual funds and other instruments as the Board may deem in its discretion to be necessary or desirable;

    1.6. Cause the Company to make or revoke any of the elections referred to in the IRC;

    1.7. Determine the appropriate accounting method or methods to be used by the Company;

    1.8. Require in any Company contract that neither the Board nor the Members shall have any personal liability, but that the Person contracting with the Company is to look solely to the Company and its assets for satisfaction;

    1.9. Lease personal property for use by the Company;

    1.10. Issue Membership Interests to any third party or Member or approval of any transfer of Membership Interest to any third party or other Member;

    1.11. Determine the manner, timing, and form of distributions to Members;

    1.12. Vote the securities held in any third-party company;

    1.13. Exercise any conversion of the Company to a different entity type (e.g., corporation) or state of domestication so long as all Members interests remain substantially equivalent in the successor company;

    1.14. Create additional classes and/or series of membership and designate rights and restrictions thereunder;

    1.15. Perform any and all other acts which the Board is obligated to perform hereunder; and

    1.16. Execute, acknowledge and deliver any and all instruments to effectuate the foregoing and take all such

actions in connection therewith as the Board, in the Board's reasonable discretion, deems necessary or appropriate.

2. *The Board of Managers.* The Board shall have four (4) Managers who initially shall be Jeffrey Shapiro, Mary Shapiro, Brendan Quigley, and Christina Quigley. The number of Managers serving on the Board may be changed from time to time by written consent of one hundred percent (100%) of the Voting Interests provided that in no instance shall there be less than one (1) Manager serving on the Board. Each Manager shall hold office until it resigns or is removed in accordance with the terms of this Agreement. Managers shall be elected by the affirmative vote or written consent of the holders of a majority of the outstanding Voting Interest owned by the Members. Any deadlock due to an even number of Managers voting on an issue shall be resolved by a vote of the Members representing a majority of the Voting Interests. A Manager need not be a Member, an individual, a resident of the State of California, or a citizen of the United States.

3. *Resignation of Manager.* Any Manager may resign at any time by giving written notice to the Members and Board without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the written notice. Unless otherwise specified in the written notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights and obligations as a Member and shall not constitute a withdrawal of a Member. The dissociation of a Member that is also a Manager removes that Person as a Manager.

4. *Removal of Manager.* Any Manager may be removed at any time, only for Cause, by the affirmative vote or written consent of the holders of a majority of the outstanding disinterested Voting Interest owned by the Members. For avoidance of doubt, "disinterested Voting Interest" shall refer to the Voting Interest other than that which is allocated to the Manager (or any Member having a material interest in the Manager) subject to the removal vote. Any removal shall be without prejudice to the rights and obligations, if any, of such removed Manager as a Member and shall not constitute a withdrawal of a Member. For the purposes of this Agreement, "Cause" shall be defined as (i) willful failure to perform duties; (ii) material breach of any material obligation under this Agreement or any other written agreement with the Company; (iii) gross negligence in the performance of duties, resulting in harm to the Company; (iv) willful misconduct resulting in harm to the Company; and (v) conviction of a felony or a crime of moral turpitude or plea of nolo contendre to a felony or crime of moral turpitude.

5. *Vacancy*. Any vacancy for any reason in the number of Managers may be filled by the affirmative vote or written consent of the holders of a majority of the outstanding Voting Interest owned by the Members.

6. *Unanimity of Voting Interests Required.* The Board shall have the power and authority to do, and may do, any and all acts and enter into and execute any and all agreements or other instruments as described in Section 1 of this Article. The Board shall act reasonably in the exercise of the authority granted herein. However, notwithstanding any other provision in this Agreement, the Board shall not take any of the following actions on behalf of the Company unless the holders of one hundred percent (100%) of the outstanding Voting Interest owned by the Members have consented in writing to the taking of such action: (i) any act that would make it impossible to carry on the ordinary business of the Company; (ii) a change in the nature of the principal business of the Company; (iii) the sale, lease or other disposition of all or substantially all of the Company's assets; (iv) the incurrence of any debt outside the ordinary course of business of the Company; (v) the filing of a petition in bankruptcy or the entering into an arrangement among creditors; (vi) the entering into, on behalf of the Company, of any agreement constituting a sale, merger, conversion or consolidation of the Company; (vii) issuance of any equity to any third party or Member; (viii) approval of transfer of Membership Units from one Member to any third party or Member; (ix) changing the number of Managers on the Board; (x) amendment to the Articles of Organization of the Company; (xi) amendment to this Agreement.

7. *Other Business Interests.* It is acknowledged that each Manager has other business interests to which such Person

devotes part of its time. Each Manager shall devote such time to the conduct of the business of the Company as each Manager, in its reasonable discretion, deems necessary for the operation of the business of the Company.

8. *No Remuneration.* Except as specified in this Agreement or any other written agreement between a Manager or Member and the Company, no Manager or Member is entitled to remuneration for services rendered or goods provided to the Company. However, the Company shall reimburse Managers and/or Members for organizational expenses (including, without limitation, legal and accounting fees and costs) incurred pursuant to the organization of the Company. Any additional remuneration to a Manager or Member, including that memorialized in a written agreement as provided for in this Section, shall be subject to the approval of the Board.

9. *Accounts.* All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Board. Withdrawal from such accounts shall require the signature of such person or persons as the Board may designate.

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ARTICLE VI – ACCOUNTS AND ACCOUNTING

1. *Accounting Records.* Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office or at such other locations as the Board shall determine from time to time.

2. *Financial Records.* The financial books and records of the Company shall be kept on the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31.

3. *Corporate Books.* At all times during the term of existence of the Company, and beyond that term if the Members deem it necessary, the Board shall keep or cause to be kept the books of account referred to in Section 1 of this Article, together with:

   3.1. A current list of the full name and last known business or residence address of each Member, together with the Capital Contribution, the level of Membership Interest held by each Member and the share in profits and losses of each Member, as well as the same information for each holder of a Transferable Interest;

   3.2. A current list of the full name and business or residence address of each Manager;

   3.3. A copy of the Articles of Organization, and any amendments thereto, together with any powers of attorney pursuant to which the Articles of Organization or any amendments thereto were executed;

   3.4. Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

   3.5. An original executed copy or counterparts of this Agreement, and any amendments hereto, together with any powers of attorney pursuant to which the Agreement or any amendments thereto were executed;

   3.6. Financial statements of the Company for the six most recent fiscal years; and

   3.7. The books and records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

   3.8. If the Members deem that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of said items shall be as designated by the Members.

4. *Financial Statements.* At the end of each fiscal year, the books of the Company shall be closed, examined and financial statements shall be prepared.

5. *Member Right of Inspection.* Each Member, or its representative designated in writing, has the right, upon reasonable written request for purposes related to the interest of that Person as a Member, which purposes are set forth in the written request, to receive from the Company any of the records outlined in Sections 1 through 4 of this Article. The costs of such inspection and copying shall be borne by the Member requesting such inspection.

6. *Tax Information.* Within ninety (90) days after the end of each taxable year of the Company, the chief financial officer shall send to each of the Members all information necessary for the Members to complete their federal, state and local income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

7. *Partnership Representative.* The "Partnership Representative" of the Company within the meaning of the IRC, shall be designated by a majority of the Voting Interests with respect to all Company taxable years. The Partnership Representative, subject to such duties, obligations, and conditions as may be imposed by a majority of the Voting Interests, shall have the authority to enter into any consent order, settlement, negotiation, stipulations, or the like with the Internal Revenue Service in connection with any dispute or controversy concerning the Company's treatment of items for purposes of federal income tax, including but not limited to taking any action on behalf of the Company that must or may be taken by it under the provisions of the IRC and any corresponding provisions of state, local, or foreign law. The determination to opt out of the use of a Partnership Representative in accordance with the IRC may be effected by Members representing a majority of the Voting Interest of the Company.

8. *Confidentiality.*

   8.1. *Limitations of Right of Inspection.* No Member shall be entitled to obtain any information relating to the Company except as expressly provided in this Agreement or to the extent required by the Act; and to the extent a Member is so entitled to such information, such Member shall be subject to the provisions of Section 8.3. Each Manager shall have access to all information regarding the Company, subject to the provisions of Section 8.3.

   8.2. *Confidential Information Defined.* "Confidential Information" means written machine-reproducible and visual materials provided by the Company; all verbal disclosures made by or on behalf of the Company under this Agreement; the terms of this Agreement; any Relevant Business Opportunities; any software, whether in object, source or executable code; documentation and nonpublic financial information; information relating to the Company's methods of operations; names, addresses, telephone numbers and other identifying information relating to clients; compilations and lists of clients; personnel data relating to the Recipient and other of the Company's employees and contractors; information contained in placement lists, job orders, applications, files, inter-office referral documents and other documents prepared by or for the Company and its employees, at the Company's expense or on the Company's time or otherwise in furtherance of the Company's business; nonpublic plans for new products and services, improvements and marketing strategies; and business contacts, pricing, business plans, techniques, methods and processes; all non-public, proprietary or confidential information relating to Company's business plans in oral, visual, written, electronic, or other tangible or intangible form, whether or not marked or designated as "confidential," and all notes, analyses, summaries, and other materials prepared by Recipient that contain, are based on, or otherwise reflect, to any degree, any of the foregoing ("Notes"). Confidential Information also includes any and all Company Trade Secrets (as defined by the Delaware Uniform Trade Secrets Act) disclosed to any Member.

   8.3. *Non-Disclosure.* Subject to the provisions hereof, each Member may disclose Confidential Information to such Members, its Affiliates, and its Affiliates' representatives (that have a need to know such Confidential Information) (collectively "Restricted Persons"). Each Member agrees that all Confidential Information shall be kept confidential by such Member and its Restricted Persons and that such Confidential Information shall not be used by such Member or such Member's or its Restricted Persons in any manner not related to such Member's investment or management of the Company. Notwithstanding the foregoing, (i) any disclosure of Confidential Information may be made to the extent to which the Company consents in writing; (ii) Confidential Information may be disclosed by a Member or any of its Restricted Persons to the extent reasonably necessary in connection with such Member's enforcement of its rights under this Agreement; and (iii) Confidential Information may be disclosed by any Member or any of its Restricted Persons pursuant to any court or judicial order or any order or request of any governmental or regulatory authority or to comply with any applicable law, provided, that, prior to making such disclosure, the Member or Restricted Person, as the case may be, uses its best efforts to preserve the confidentiality of the Confidential Information, including consulting with the Company regarding such disclosure and, if reasonably requested by the

Company, assisting the Company, at the Company's expense, in seeking a protective order to prevent the requested disclosure, and provided further, that the Member or Restricted Person, as the case may be, discloses only that portion of the Confidential Information as is necessary to comply with such order, request or law.

8.4. *Survival; Injunctive Relief.* The obligations of a Member pursuant to this Section will continue until such information meets one of the exceptions in Section 8.3 above regardless of whether such Person is no longer a Member. Each Member acknowledges that disclosure of Confidential Information in violation of this Section may cause irreparable damage to the Company and the Members for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member consents, subject to the exercise of judicial discretion, to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Section

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ARTICLE VII – MEMBERSHIP MEETINGS, VOTING

1. *Voting Interests.* All Voting Interests shall be vested in the Series A Common Membership Units. The respective Voting Interests of the Members shall be in accordance with the Members' proportional ownership of Series A Common Membership Units. For avoidance of doubt, Series B Membership Units do not hold any Voting Interests. Notwithstanding the foregoing, if a Member has Transferred all or part of the Member's Membership Interest to a Person who has not been admitted as a Member, the Membership Interest shall become non-voting Membership Interest and shall no longer have any right to vote on any matter.

2. *Notice.* The record date for determining the Members entitled to receive notice of any meeting, to vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Board; provided that such record date shall not be more than sixty (60), nor less than ten (10) calendar days prior to the date of the meeting and not more than sixty (60) calendar days prior to such other lawful action.

3. *Membership Certificates.* The Company may, but shall not be required, to issue certificates evidencing Membership Interest ("Membership Interest Certificates") to Members of the Company. Once Membership Interest Certificates have been issued, they shall continue to be issued as necessary to reflect current Membership Interest held by Members. Membership Interest Certificates shall be in such form as may be approved by the Board, shall be manually signed by a Manager, and shall bear conspicuous legends evidencing the restrictions on Transfer and the purchase rights of the Company and Members set forth in Article VIII. All issuances, reissuances, exchanges, and other transactions in Membership Interest involving Members shall be recorded in a permanent ledger as part of the books and records of the Company.

4. *Special Meetings.* Meetings of the Members may be called at any time by the Board, or by Members representing twenty percent (20%) or more of the outstanding Voting Interest of the Members for the purpose of addressing any matters on which the Members may vote. If a meeting of the Members is called by the Members, written notice of the call shall be delivered to the Board. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Board. Following the call of a meeting, the Board shall give written notice of the meeting not less than ten (10), nor more than sixty (60), calendar days prior to the date of the meeting to all Members entitled to vote at the meeting. The notice shall state the place, date, and hour of the meeting and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members shall consist of a majority of the outstanding Voting Interest owned by the Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite percentage of Members as specified in this Agreement or the Act.

5. *Adjournment.* A meeting of Members at which a quorum is present may be adjourned to another time or place and any business which might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the vote of the holders of a majority of the outstanding Voting Interest owned by the Members present, represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (i) the adjournment is for more than forty-five (45) days, or (ii) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in subsections (i) and (ii), notice of the adjourned meeting shall be given to each Member of record entitled to vote at the adjourned meeting.

6. *Consent to Holding Meeting.* The transactions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as though consummated at a meeting duly held after regular call and notice, if (i) a quorum is present at that meeting, either in person or by Proxy, and (ii) either before or after the meeting, each of the Persons entitled to vote, not present in person or by Proxy, signs either a written waiver of notice, a consent

to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting shall constitute waiver of notice, unless that Member objects at the beginning of the meeting to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

7. *Proxy Voting.* At all meetings of Members, a Member may vote in person or by Proxy. Such Proxy shall be in writing and filed with the Board before or at the time of the meeting, and may be filed by facsimile transmission to the Board at the principal executive office of the Company or such other address as may be given by the Board to the Members for such purposes.

8. *Remote Participation.* Members may participate in a meeting through use of conference telephone or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

9. *Action by Written Consent.* Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member shall be given notice of the matter to be voted upon in the manner described in Section 4 of this Article. Any action taken without a meeting shall be effective when the required minimum number of votes have been received. Prompt notice of the action taken shall be given to all Members who have not consented to the action.

10. *No Agency.* No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability or damage arising from or out of any claim based upon any action by such Member in contravention of this Section.

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ARTICLE VIII – TRANSFERS OF MEMBERSHIP INTERESTS

1. *Dissociation.* No Member shall have the ability to dissociate or withdraw as a Member pursuant to Section 17706.01(a) or Section 17706.02(a) of the Act, or otherwise, before the dissolution and winding up of the Company and any such dissociation or withdrawal or attempted dissociation or withdrawal by a Member before the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interest, such Person shall no longer be a Member.

2. *Transfer, Generally.* Except as expressly provided in this Agreement, a Member may not Transfer any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless one hundred percent (100%) of the Voting Interests approve the Transferee's admission to the Company as a Member upon such Transfer. Any Transfer of Membership Interest without such approval shall be effective only to the extent set forth in Section 5 of this Article.

3. *Encumbrance of Membership Interest.* No Member may Encumber or permit any Encumbrance on all or any part of the Member's Membership Interest unless such Encumbrance has been approved by one hundred percent (100%) of the Voting Interests. Such approval may be granted or withheld in the sole discretion of the Members. Any Encumbrance of Membership Interest (and any Transfer of Membership Interest in connection therewith) without such approval shall be effective only to the extent set forth in Section 5 of this Article.

4. *Transfer to Trust.* Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may Transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, or for the benefit of any combination between or among the Member and/or a Family Member of the Member; provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Membership Interest. A Transfer of a Member's beneficial interest in such trust, or failure to retain such Voting Interest, shall not be subject to any applicable requirements pursuant to this Agreement.

5. *Unauthorized Transferee.* Upon any Transfer of Membership Interest in contravention of this Article the Transferee shall have no right to vote on any matter or to exercise any rights of a Member. Such Transferee shall be deemed a Transferee of only a Transferable Interest, unless and until such Transferee has been admitted as a Member. Further, except as expressly permitted under Section 4 of this Article, an actual or prospective Transferee (other than an existing Member) of Membership Interest, regardless of whether or not such Membership Interest were Transferred in contravention of this Article may be admitted as a Member with respect to such Membership Interest only (i) on the vote of one hundred percent (100%) of the Voting Interests in favor of the actual or prospective Transferee's admission as a Member, and (ii) upon such actual or prospective Transferee executing and delivering to the Company a counterpart of this Agreement and agreeing to be bound hereto as a Member. Any such actual or prospective Transferee of Membership Interest shall be deemed a Transferee of only a Transferable Interest, unless and until such actual or prospective Transferee has been admitted as a Member. Except as otherwise permitted in the Act, such a Transferee shall be entitled only to receive allocations and distributions under this Agreement with respect to such Membership Interest and shall have no right to vote or exercise any rights of a Member until such Transferee has been admitted as a Member. Until the Transferee becomes a Member, the Membership Interest Transferred to the Transferee will not bestow upon the Transferee the right to vote on any matter.

6. *Admission of New Member.* Any Person admitted to the Company as a Member shall be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was Transferred. Notwithstanding anything to the contrary, a Member that has Transferred some or all of such Member's Membership Interest shall not be released from liabilities as a Member solely as a result of the Transfer, including with respect to any obligations of such Member to the Company or to third parties that were incurred prior to the Transfer.

7. *Securities Regulations.* The initial issuance of the Company's Membership Interest to the initial Members has not been qualified or registered under the securities laws of any state or registered under the Securities Act of 1933, in reliance upon exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interest may not be Transferred unless registered or qualified under applicable state and federal securities laws unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to Transfer Membership Interest shall be responsible for all legal fees incurred in connection with said opinion.

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ARTICLE IX – BUY-SELL PROVISIONS

1. *Fair Market Value.*

   1.1. *Determination.* The purchase price of the Membership Interest that is subject to purchase under this Article shall be the lesser of the Fair Market Value of such Membership Interest as determined under this Section or the purchase price agreed between the selling Member (the "Selling Member") and the Person (whether the Company or another Member) (the "Purchasing Person") with the right to make the purchase pursuant to the pertinent section of this Article.

   1.2. *Phase I.* Each of the Selling Member and the Purchasing Person shall negotiate in good faith to attempt to mutually agree upon the Fair Market Value, which shall be defined by this Section as of the date notice has been made to trigger this procedure (the "Purchase Notice Date").

   1.3. *Phase II.* If the Selling Member and the Purchasing Person are unable to so agree within thirty (30) days of the Purchase Notice Date, the Selling Member and Purchasing Person shall work together in good faith to appoint one appraiser to determine its opinion as to the Fair Market Value of the Membership Interest in question and submit a written report to the Selling Member, Purchasing Person, and the Board. This determination shall equal Fair Market Value.

   1.4. *Payment of Fees.* Each of the Selling Member and the Purchasing Person shall each pay one-half of the fees and expenses of the appraiser.

   1.5. *Consummation.* Within fifteen (15) days of the receipt of the Fair Market Value, the Purchasing Person shall elect, by giving written notice to the Selling Member, if it intends to either (i) purchase the Selling Member's Membership Interest for the Fair Market Value in a lump sum due and payable within thirty (30) days or (ii) purchase such Membership Interest pursuant to a promissory note pursuant to which the Purchasing Person will make quarterly payments of annual interest equal to the Bank of America Prime Rate plus three percent (3%) with the principal (which shall be Fair Market Value less any lump sum payment made within thirty (30) days of redemption of the Selling Member's Membership Interest) amortized over five (5) years. In the event the Purchasing Person defaults on such note, the Selling Member shall have the right to recapture a proportional amount of the Membership Interest (in addition to other rights in equity and law) and terminate such note.

   1.6. *Assignment of Membership Interest.* If necessary to allow the Company to conduct its business during the determination of Fair Market Value, the Selling Member shall immediately assign the Membership Interest to the Company, which the Company will hold in trust while the determination of Fair Market Value is ongoing.

2. *Triggering Events.* On the happening of any of the following events (each a "Triggering Event") with respect to a Member holding Series A Common Membership Units, the Company and the other holders of Series A Common Membership Units shall have the option to purchase such Member's Series A Common Membership Units at the price and on the terms provided in Section 1 of this Article: (i) death, (ii) incapacity, (iii) bankruptcy, (iv) dissolution of a Member that is an entity, (v) the merger or other corporate reorganization of a Member that is an entity as a result of which such Member is not the surviving entity in such transaction, (vi) the occurrence of any event that is, or that would cause, a Transfer in contravention of this Agreement, including the divorce of a Member resulting in an involuntary transfer of such Member's Series A Common Membership Units to his or her former spouse (a "Marital Dissolution Transfer"), and (vi) material breach of this Agreement.

   2.1. *Marital Dissolution Transfer.* For avoidance of doubt, in the event of a Marital Dissolution Transfer, the Company shall have a unilateral right to purchase the Series A Common Membership Units of the former

spouse of the Member pursuant to this Section, except that pursuant to Section 3 below, the Member whose Series A Common Membership Units is subject to the Marital Dissolution Transfer will have the first right of refusal, the Company shall have the second right of refusal, and the other Members shall have the third right of refusal on a pro rata basis based on the amount of Series A Common Membership Units held by them (and excluding the Series A Common Membership Units held by the selling Member and the Members not electing to purchase).

2.2. *Conversion Option.* The Company alternately may elect to convert any Series A Common Membership Units subject to this Section to a Series B Common Membership Units.

2.3. *Prompt Notice.* Each Member agrees to promptly give written notice of a Triggering Event to the Board, which shall provide prompt notice to all other Members. The Members and the Company shall have ninety (90) days from the date of such notice to deliver notice to the Selling Member of their intent to exercise any rights under this Section.

3. *First Right of Refusal Upon Triggering Event.*

3.1. *Execution.* On the receipt of written notice by the Members of any Triggering Event as determined in good faith by the Board (and the Board foregoing its option to convert pursuant to Section 2.2 above), the Company shall have the option, for a period ending fifteen (15) calendar days following the determination of the purchase price under Section 1 of this Article, to elect to purchase any or all of the Series A Common Membership Units from the selling Member, at the price and on the terms set forth in Section 1 of this Article, by giving written notice to the selling Member and all the other Members holding Series A Common Membership Units stating the amount of Series A Common Membership Units to be purchased. Thereafter, the other Members holding Series A Common Membership Units, shall then have the option, for a period of fifteen (15) days, to purchase any or all of the Series A Common Membership Units not purchased by the Company on a pro rata basis based on the amount of Series A Common Membership Units held by them (and excluding the Series A Common Membership Units held by the selling Member and the Members not electing to purchase), on the same terms and conditions as apply to the Company by giving written notice to the selling Member, the Company, and all the other Members holding Series A Common Membership Units stating the amount of Series A Common Membership Units to be purchased.

3.2. *Maximum Purchase Election Permissible.* It shall be permissible for a written notice given by a purchasing Member under this Section to indicate that a purchasing Member elects to purchase the maximum number of Series A Common Membership Units that such Member shall be entitled to purchase, instead of indicating a specific number of Series A Common Membership Units.

4. *Dissolution Buyout Option.* The written consent of Members representing at least fifty percent (50%) of the Voting Interest of the Company shall be required to effect dissolution of the Company. However, the Members seeking to effect dissolution (each, a "Dissolving Member" for the purposes of this Section) shall provide written notice to the other Members of their intent to dissolve (a "Dissolution Notice"). The non-acting Members that hold Series A Common Membership Units shall have thirty (30) days from the receipt of the Dissolution Notice to effect a right to purchase, pursuant to the procedures outlined in Section 3 of this Article as if it were a Triggering Event, all of the Dissolving Member's Membership Interest at ninety percent (90%) of its Fair Market Value in accordance with Section 1 of this Article. For avoidance of doubt, only holders of Series A Common Membership Units shall have the purchase right articulated in this Section.

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ARTICLE X – DISPUTE RESOLUTION

1. *Arbitration.* Any action to enforce or interpret this Agreement, or to resolve disputes with respect to this Agreement as between the Company and a Member, or between or among the Members, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Arbitration shall be the exclusive dispute resolution process. Any party may commence arbitration by sending a written demand for arbitration to the other parties. Such demand shall set forth the nature of the matter to be resolved by arbitration. Any arbitration proceeding instituted under this Agreement shall be conducted in the English language through the San Diego, California office of the American Arbitration Association and take place in San Diego County, California. The substantive law of the State of California shall be applied by the arbitrator to the resolution of the dispute. The costs of the arbitration, including any American Arbitration Association administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration; provided, however, that the prevailing party shall be entitled to reimbursement of such fees and costs and attorney fees and expenses incurred in connection with the arbitration at the discretion of the arbitrator. All decisions of the arbitrator shall be final, binding, and conclusive on all parties. Judgment may be entered upon any such decision in accordance with applicable law in any court having jurisdiction thereof. The arbitrator (if permitted under applicable law) or such court may issue a writ of execution to enforce the arbitrator's decision.

2. *No Limitation of Remedies.* The provisions of Section 1 of this Article shall not be construed as prohibiting any party to this Agreement from applying to any court of competent jurisdiction for such injunctive or other provisional relief as may be necessary to protect that party from irreparable harm or injury or to preserve the status quo pending resolution of a dispute.

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ARTICLE XI – DISSOLUTION AND WINDING UP

1. *Events of Dissolution.* Subject to any other requirements provided for in this Agreement, the Company shall be dissolved upon the first to occur of the following events: (i) the written agreement of Members representing a majority of the Voting Interests to dissolve the Company (subject to the requirements in Article IX, Section 4); (ii) the passage of ninety (90) consecutive days during which the Company has no Members, except on the death of a sole member; or (iii) entry of a decree of judicial dissolution.

2. *Procedure Upon Dissolution.* On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Board, or if none, a delegate chosen by the Members, shall wind up the affairs of the Company, and shall begin by giving notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company in accordance with the Act, the remaining assets of the Company shall be distributed or applied in the following order:

    2.1. To pay the expenses of liquidation.

    2.2. To the establishment of reasonable reserves as determined by the Board or delegate for contingent liabilities or obligations of the Company. Upon the Board's or delegate's determination that such reserves are no longer necessary, said reserves shall be distributed as provided in this Section.

    2.3. To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon. Such repayment shall first be credited to unpaid principal and the remainder shall be credited to accrued and unpaid interest.

    2.4. Among the Members in proportion to their relative positive Capital Account balances until such balances reach zero.

    2.5. Among the Members in proportion to their relative Membership Interest.

    2.6. For the purposes of this Section, assets distributed in kind will be valued at their fair market value as of the date of the proposed distribution, determined in good faith by the Board or the Board's appointee(s).

3. *No Forcing Dissolution.* Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that causes a dissolution event. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Transferable Interests. Accordingly, except where the Board or delegated Members have failed to liquidate the Company as required by this Article, each Member hereby waives and renounces its right, to the extent permitted by the Act, to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (i) it is not reasonably practicable to carry on the business of the Company in conformity with the Articles of Organization or this Agreement, or (ii) dissolution is reasonably necessary for the protection of the rights or interest of the complaining Member. Damages for breach of this Section shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Company to which such Member would otherwise be entitled.

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ARTICLE XII – INDEMNIFICATION

1. *Generally.* To the greatest extent not inconsistent with the Act and the other laws and public policies of the State of California, the Company shall defend, indemnify and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such Proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

2. *Expenses Covered.* Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of such Proceeding, as authorized by the Board who is not seeking indemnification or, if there are none, by the affirmative vote or written consent of the holders of a majority of the outstanding Membership Interest owned by the Members, upon receipt of an undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

3. *Expenses Defined.* As used in this Article, the term "expenses" includes, without limitation, attorney's fees and expenses of establishing a right to indemnification, if any, under this Article.

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ARTICLE XIII – GENERAL PROVISIONS

1. *Effective Date.* The effective date of this Agreement shall be the date set forth on the cover page hereto.

2. *Entire Agreement.* This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements, representations and understandings of the parties. There are no representations, warranties, agreements or understandings, express or implied, written or oral between the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

3. *Amendment.* This Agreement may be amended at any time or from time to time for any purpose upon the affirmative vote or written consent of the holders of one hundred percent (100%) of the outstanding Voting Interest.

4. *No Waiver.* No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No failure to enforce any right or provision hereunder shall preclude or affect the later enforcement of such right or provision. No waiver shall be binding unless executed in writing by the party making the waiver.

5. *Binding Agreement.* Unless otherwise provided, all terms of this Agreement shall be binding on and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, legal representatives, and permitted successors and assigns.

6. *No Third-Party Beneficiary.* Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than the parties to it and their respective permitted successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Agreement.

7. *Further Assurances.* Each party hereto agrees to perform any further acts and execute, with acknowledgment or affidavit if required, and deliver any and all documents, instruments, notices and other assurances, at such party's sole expense, which may be reasonably requested in order to effect the purposes of this Agreement.

8. *Captions for Convenience.* Captions in this Agreement are included for convenience of reference only and shall not affect the construction or interpretation of any of the provisions of this Agreement. The use of the singular in this Agreement includes the plural, and vice versa, and the use of one gender includes the other whenever the context thereof so requires. All exhibits referred to herein and attached hereto are incorporated as a part hereof. All references to "days" mean calendar days and not business days unless otherwise specifically stated.

9. *Severability.* If any of the provisions, or portions thereof, of this Agreement or the application thereof are held to be unenforceable or invalid by any court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby and to this end only the provisions of this Agreement are declared severable. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

10. *Counterparts.* This Agreement may be executed in one or more counterparts (or by separate signature pages attached hereto), each of which shall be deemed an original and all of which together shall constitute one and the same instrument, and as executed shall constitute one agreement, binding on all the parties, even though all the

parties do not sign the original or the same counterpart or signature page. Any signature page hereto delivered by facsimile or by e-mail shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party that delivers such a signature page agrees to later deliver an original counterpart to the Company upon the Company's request. An executed original of this Agreement shall be kept at the principal office of the Company.

11. *Notices.* All notices required or permitted hereunder shall be deemed effectively delivered on the earlier of (i) when received, (ii) when delivered personally, (iii) one (1) business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one (1) business day after being deposited with a nationally recognized, reputable overnight courier service for next day delivery or (v) five (5) calendar days after being deposited in the U.S. mail, first class with postage prepaid, return receipt requested, and addressed to a party at the applicable address set forth immediately below such party's signature below or at such other address as such party may designate in a notice delivered in accordance with this Section.

12. *Time of the Essence.* Time is of the essence of every provision of this Agreement that specifies a time for performance.

13. *Governing Law.* This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The Parties hereby agree to the jurisdiction of the Federal and State courts located in San Diego County, California.

14. *Expenses.* Except as expressly provided otherwise herein, each party hereto shall pay that party's expenses incident to the preparation and implementation of this Agreement.

15. *Authority.* Each party represents and warrants to the other parties that such party has the capacity and authority to enter into this Agreement. If a party hereto is a corporation, partnership, trust, or other entity, each individual executing this Agreement on behalf of such entity represents and warrants that such individual is duty authorized to execute and deliver this Agreement on behalf of such entity in accordance with a duly adopted resolution of the governing board of such entity or in accordance with the governing documents of such entity, and that this Agreement is binding upon such entity in accordance with its terms.

16. *No Agency.* Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, as the agent of any other Member.

17. *Construction.* This Agreement has been prepared with the participation and involvement of all parties and with the full opportunity for counsel to each party to participate in the preparation of such Agreement. Consequently, the rule of construction that, in the event of a controversy in the interpretation of a provision, that same shall be construed against the author of such provision, shall not apply to this Agreement.

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IN WITNESS WHEREOF, the parties have hereunto executed this Agreement as of the day and year written on the cover page hereto.

Jeff Shapiro

____
Jeffrey Shapiro, on behalf of
Tennessee Extended Stay Properties LLC

brendan quigley

____
Brendan Quigley

Christina Quigley

____
Christina Quigley

EXHIBIT A

MEMBER SCHEDULE

EXHIBIT A – MEMBER SCHEDULE

Name	**Address**	**Number of Membership Units Held**	**Class of Membership Units**
Brendan and Christina Quigley	1551 Fourth Ave #101 San Diego, CA 92101	3,333,000	Series A Common
Tennessee Extended Stay Properties LLC	1099 1st Street, Unit 2010 Coronado, CA 92118	6,667,000	Series A Common

Note: Presuming full subscription to the Company's contemplated Regulation CF Offering articulated in Article III, Section 1.1 hereunder, the investors in such Offering shall own up to 1,287,963 Series B Membership Units.